John L. Reizian, Esquire

2nd  Vice President and Associate General Counsel

The Lincoln National Life Insurance Company

350 Church Street

Hartford, Connecticut 06103-1106

Telephone: (860) 466-1539, Facsimile:  (860) 466-1778

John.Reizian@LFG.com

VIA EDGAR

April 6, 2009

U. S. Securities and Exchange Commission

Division of Investment Management

Office of Insurance Products

100 F Street, NE

Washington, DC 20549-4644

Re:	Lincoln Life Flexible Premium Variable Life Account M
The Lincoln National Life Insurance Company
File Nos. 333-146507 and 811-08557
Request for Withdrawal of Post-Effective Amendments No. 1 and 2
Lincoln AssetEdgeSM VUL

Dear Sir or Madam:

Pursuant to Rule 477(a) of The Securities Act of 1933 (the “Act”), we respectfully request that Post-Effective Amendments No. 1 (filed November 10, 2008) and No. 2 (filed December 12, 2008) under Rule 485(a) of the Act be withdrawn.  The reasons for this request are: (a) we have determined that changes to (and the conditions of) the market for which the insurance product modifications submitted were designed militate a delay in their introduction; and (b) we do not wish the delay and possible redesign to impact or delay our recent submission of Post-Effective Amendment No. 6 filed on April 1, 2009, updating financials, intended to go into effect on May 1, 2009.  Please note that no securities have been sold in connection with these Post-Effective Amendments.

Should you have any questions regarding this filing, please feel free to contact me at (860) 466-1539.

Sincerely,

/s/ John L. Reizian

John L. Reizian
2nd Vice President and Associate General Counsel